December 4, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Daniel Morris

Re:	dMY Technology Group, Inc.

Revised Schedule 14A

Filed November 25, 2020

File No. 001-39232

Dear Mr. Morris:

On behalf of our client, dMY Technology Group, Inc., a Delaware corporation (the “Company”), we respond to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 2 to the Company’s Preliminary Proxy Statement on Schedule 14A filed on November 25, 2020 (the “Proxy Statement”), which comments are set forth in the Staff’s letter, dated December 3, 2020 (the “Comment Letter”). The Company is concurrently filing Amendment No. 3 to the Company’s Preliminary Proxy Statement on Schedule 14A (the “Amended Proxy Statement”), which includes changes to reflect responses to the Staff’s comments.

For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in the Amended Proxy Statement.

Revised Proxy Statement filed November 25. 2020

Background of the Business Combination, page 149

1.

Please revise to provide more detailed disclosure about your negotiations with Target A. Please specify the proposed deal structures, whether offers were made and, if so, how the amounts were determined. To the extent you were unable to reach agreement on price or other material terms, please explain why you were unable to do so. In addition, provide a summary of the financial, business, and legal due diligence questions that arose during the six-week negotiations. Finally, if your revised disclosure references reports, appraisals or opinions, please provide the disclosure required by Item 1015 of Regulation S-K; if your revised disclosure references projections, please disclose the projections and the underlying assumptions relating to such projections.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 149 and 150 of the Amended Proxy Statement.

U.S. Securities and Exchange Commission

December 4, 2020

2.

We note your response to prior comment 4. Please further revise your discussion of the negotiations that occurred between June 30, 2020 and July 27, 2020 to clarify how the parties initial negotiating positions’ differed on the material terms of the primary and ancillary documents. Please include in your disclosure descriptions of the substance of meetings and calls that took place during the relevant period, including the key terms that were discussed, significant issues, if any, that developed, and how these issues were resolved. In this regard, we believe it is insufficient to merely state that you were focused on driving value or satisfying regulatory requirements, or that drafts were exchanged, or to itemize (without further discussion) topics that were raised in negotiations. Your revised disclosure should ensure that investors are able to understand how the terms of the deal evolved during negotiations and why.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 152-155 of the Amended Proxy Statement.

Rush Street Interactive, LP Financial Statements

Report of Independent Registered Public Accounting Firm, page F-33

3.

Please make arrangements with your auditors to have them revise their report to indicate their audit was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), rather than just their auditing standards.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page F-33 of the Amended Proxy Statement.

* * *

Please do not hesitate to contact Maia Gez at (650) 213-0302 or Jonathan Rochwarger at (212) 819-7643 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP

White & Case LLP

cc:	Niccolo de Masi, Chief Executive Officer, dMY Technology Group, Inc.

2